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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PFIZER INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

1-3619	13-5315170
(Commission File Number)	(I.R.S. Employer Identification No.)

66 Hudson Boulevard East New York, New York	10001-2192
(Address of Principal Executive Offices)	(Zip Code)

Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Counsel – Corporate Governance
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____ .

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is also available on the Internet at: http://www.pfizer.com/investors/sec_filings. Information on our website shall not be deemed incorporated into, or be a part of, this Form SD or the Conflict Minerals Report.

Information concerning tantalum, tungsten, tin and gold from recycled or scrap sources that may be contained in our in-scope product is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report for the calendar year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PFIZER INC.

By: /s/ Douglas M. Lankler	Date: May 31, 2024
Name: Douglas M. Lankler
Title: General Counsel, Executive Vice President